SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Braskem Announces Amount of Early Tenders
of its Outstanding 12.50% Notes due 2008

     São Paulo, Brazil September 18, 2006 – Braskem S.A. (“Braskem”), the leading petrochemical company in Latin America, based on average annual production capacity in 2005, announced today that, as of 5:00 p.m., New York City time, on September 18, 2006, U.S.$183,855,000 in aggregate principal amount of its outstanding U.S.$275,000,000 principal amount of 12.50% Notes due 2008 (CUSIP Nos.: 10553H AD 4 and 10553J AD 0; ISIN Nos. US10553HAD44 and US10553JAD00; Common Code Nos. 018005328 and 018005484) (the “Notes”) had been tendered and not withdrawn pursuant to Braskem’s cash tender offer for the Notes announced on August 29, 2006.

     Braskem notes that, subject to the conditions set forth in the Offer to Purchase, dated August 29, 2006 (the "Offer to Purchase") and the related Letter of Transmittal:

     1. The total consideration which will be paid for Notes validly tendered prior to 5:00 p.m., New York City time, on September 18, 2006, includes an early tender premium in the amount of U.S.$20 per U.S.$1,000 principal amount of Notes. Consideration to be paid for Notes validly tendered after 5:00 p.m., New York City time, on September 18, 2006, and prior to 5:00 p.m., New York City time, on Wednesday, September 27, 2006, will not include the early tender premium.

     2. After 5:00 p.m., New York City time, on September 18, 2006, tendered Notes may not be withdrawn except in the limited circumstances set forth in the Offer to Purchase.

     3. The consideration will be determined by reference to the bid-side yield on the reference U.S. Treasury note (as defined in the Offer to Purchase) as of 2:00 p.m., New York City time, on Monday, September 25, 2006, unless the tender offer is extended or terminated earlier.

     4. The tender offer will expire at 5:00 p.m., New York City time, on Wednesday, September 27, 2006, unless extended or earlier terminated.

     Braskem has retained ABN AMRO Bank N.V., London Branch, and Citigroup Global Markets Inc. to act as Dealer Managers for the tender offer, JPMorgan Chase Bank, N.A. to act as the depositary for the tender offer, and D.F. King & Co., Inc. to act as information agent for the tender offer.

     Any questions or requests for assistance or additional copies of the Offer to Purchase and the related Letter of Transmittal may be directed to the Information Agent, D.F. King & Co., Inc., toll free at (800) 290-6431 (banks and brokers call collect at (212) 269-5550).

     This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The tender offer is only being made pursuant to the Offer to Purchase and the related Letter of Transmittal. The tender offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. The tender offer is not being made to any holders of Notes in Italy. In the United Kingdom, France and Belgium, the tender offer is being made only to specified eligible holders of Notes, as set forth in the Offer to Purchase. Restrictions on the tender offer may also apply in other jurisdictions. If any jurisdiction requires that the tender offer or the distribution of the Offer to Purchase and related Letter of Transmittal be made by a licensed broker or dealer and the Dealer Managers or any affiliate of the Dealer Managers is a licensed broker or dealer in that jurisdiction, the tender offer shall be deemed to be made by the Dealer Managers or such affiliate on behalf of Braskem in such jurisdiction.

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About Braskem

     Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America, and is the second largest Brazilian-owned private industrial company. Braskem operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.0 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENTS

     This press release contains statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to Braskem that may cause the actual results to be materially different from any future results expressed or implied in such forward-looking statements.

     Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem’s reports filed with the U.S. Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2006
BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer